Exhibit 3.1

Amendment No. 1

to

Amended and Restated Bylaws of

BlueJay Diagnostics, Inc.

(a Delaware corporation)

Pursuant to Article X of the Amended and Restated Bylaws (the “Bylaws”) of the Company, the Bylaws were amended by unanimous approval of the members of the Board of Directors of the Company as follows:

1.	Section 2.7 of the Bylaws is hereby deleted in its entirety and replaced with the following:

“2.7 Quorum. Unless otherwise provided by law, the Certificate of Incorporation or these bylaws, the holders having at least one-third of the voting power of the stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, a quorum is not present or represented at any meeting of the stockholders, then either (i) the person presiding over the meeting or (ii) a majority in voting power of the stockholders entitled to vote at the meeting, present in person, or by remote communication, if applicable, or represented by proxy, shall have power to recess the meeting or adjourn the meeting from time to time in the manner provided in Section 2.8 of these bylaws until a quorum is present or represented. At any recessed or adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.”

2.	Except as set forth above, the Bylaws shall remain in full force and effect.

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I hereby certify that the amendments to the Bylaws of the Company set forth herein were duly adopted by the Board of Directors of the Company on October 16, 2024.

By:	/s/ Neil Dey
	Name:	Neil Dey
	Title:	President and Chief Executive Officer